BUNZL BOARD CHANGES
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For December 9, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated December 9, 2005  -  Board Changes






                                                               9 December 2005

Bunzl plc, the international distribution and outsourcing Group, today announces that Brian May, who assumed the role of Finance Director designate in June, has been appointed to the Board as Finance Director with effect from 1 January 2006. He will replace David Williams who is retiring on 31 January 2006 after reaching his normal retirement age and having served as a director for 14 years.

As also previously announced, Pat Dyer will be retiring from the Board on 31 December 2005 having been a non-executive director since 1993. He served as Chairman until 1996 and thereafter was Deputy Chairman until June this year.

Peter Johnson will be joining the Board as a non-executive director on 1 January 2006. Having been Chief Executive of Inchcape plc since 1999, he will become their Chairman next month. He is also a non-executive director of Wates Group Limited.

Commenting on these changes, Anthony Habgood, Chairman of Bunzl, said:

"I would like to thank David and Pat for the highly significant contributions they have each made to Bunzl over many years. They both leave with our gratitude and best wishes for the future. I would also like to welcome Brian and Peter to the Board. Brian has had broad experience at Group level and has also played a major role in developing our European business over the past decade. Peter has a strong international background in distribution having been responsible for a major transformation of Inchcape's performance in recent years. His experience will be of great value as Bunzl continues to develop and expand."


Enquiries:

Bunzl plc                                 Finsbury
Anthony Habgood, Chairman                 Roland Rudd
Michael Roney, Chief Executive Officer    Morgan Bone
Tel: 020 7495 4950                        Tel: 020 7251 3801




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date: December 9, 2005                        By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer